FSB PREMIER WEALTH MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSB Premier Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Tower Park Drive, Suite 115
(No. and Street)

Waterloo	IA	50701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney Duroe (319) 235-6561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Rodney Duroe**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of FSB Premier Wealth Management, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



CRYSTAL WEBER
COMMISSION NO.792180
MY COMMISSION EXPIRES
9-28-18

_____
Signature

FINOP
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FSB PREMIER WEALTH MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	95,608
Receivables:		
Clearing organization		90,410
Marketable securities owned		399,297
Prepaid expenses		22,659
Furniture and equipment, net of accumulated		
depreciation of $6,902		-
Goodwill, net of cumulative impairment charges of $140,000		30,000
TOTAL ASSETS	$	637,974

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued compensation and benefits	$	193,632
Accounts payable		450
Total liabilities		194,082
STOCKHOLDER'S EQUITY		
Common stock, $.10 par value per share; authorized 100,000 shares;		
issued and outstanding, 27,019 shares		2,702
Additional paid-in capital		454,805
Retained earnings (deficit)		(13,615)
Total stockholder's equity		443,892
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	637,974

See notes to financial statements.